March 11, 2020

Anthony Y. Sun, M.D.
Chief Executive Officer
Zentalis Pharmaceuticals, LLC
530 Seventh Avenue, Suite 2201
New York, New York 10018

       Re: Zentalis Pharmaceuticals, LLC
           Registration Statement on Form S-1
           Filed March 6, 2020
           File No. 333-236959

Dear Dr. Sun:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed March 6, 2020

Financial Statements
Consolidated Balance Sheets, page F-3

1. Please revise to disclose the redemption value of your convertible preferred units on the face of the balance sheet. Refer to Regulation S-X, Item 5-02.27(b). Notes to Consolidated Financial Statements
8. Convertible Preferred Units, page F-19

2. Please provide your analysis supporting the classification of your convertible preferred units outside of permanent equity during 2019. In your response, tell us how the issuance of your Series C Preferred Units amended the terms or conditions of your Series A and B
 Anthony Y. Sun, M.D.
Zentalis Pharmaceuticals, LLC
March 11, 2020
Page 2
      Preferred Units, and whether classification outside of permanent equity may have been appropriate in earlier periods.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Rolf Sundwall at 202-551-3105 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameAnthony Y. Sun, M.D.
                                                           Division of
Corporation Finance
Comapany NameZentalis Pharmaceuticals, LLC
                                                           Office of Life
Sciences
March 11, 2020 Page 2
cc:       Nathan Ajiashvili
FirstName LastName